

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05007880

29 May 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,


SEC MAIL
RECEIVED
PROCESSING
MAY 1 9 2005
WASH., D.C.
202
SECTION

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

We (the entity) give ASX the following information.


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH., D.C.
202
SECTION

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares Options – 02/05/2007
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000 New Ordinary fully Paid Shares 2,000,000 New Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1,000,000 Ordinary Fully Paid Shares Options Number Exercise Price Expiry Date AUD 1,000,000 30 cents 02/05/07 1,000,000 35 cents 02/05/07

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes (Ordinary Shares)
5	Issue price or consideration	Ordinary Shares 500,000 AUD 8 cents 500,000 AUD 10 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise and issue of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	435443755	Ordinary Fully Paid Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class	
	Exercise Price (cents A$)	Expiry Date
500,000	12 cents	02/05/06
500,000	15 cents	02/05/06
1,000,000	30 cents	02/05/07
1,000,000	35 cents	02/05/07

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 2 May 2005
(Public Officer)

Print name: AM Knox

== == == == ==





DISCLOSURE NOTICE
Disclosure of Directors and Officers Relevant Interests
(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F and G of this notice)	
Ongoing disclosure (completes part A, B, C, E, F, and G of this notice)	✓

B. Preliminary

1. Name	Ken Hoolihan
2. Name of issuer	Cue Energy Resources Limited
NZX company code of issuer	CUE
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure	2 May 2005

C. Nature of relevant interest

6. Name of registered holder (s) of security (as required by regulation 6A(b) or regulation 7(b))	BB Nominees Pty Ltd
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary fully paid shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	8 February 2005
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	29 April 2005
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	On market trade
14. Consideration (as required by regulation 10)	27,025 @AUD23 cents each 29/04/05
15. Number of securities held prior, set out by class and type (as required by regulation 8)	125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	27,025 ordinary shares acquired

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	**Beneficial:** 153,008 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan
	Non Beneficial: 18,150,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

Signature (as required by regulation 14) ______________________



DISCLOSURE NOTICE
Disclosure of Directors and Officers Relevant Interests
(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F and G of this notice)	
Ongoing disclosure (completes part A, B, C, E, F, and G of this notice)	✓

B. Preliminary

1. Name	Ernest Geoffrey Albers
2. Name of issuer	Cue Energy Resources Limited
NZX company code of issuer	CUE
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure	2 May 2005

C. Nature of relevant interest

6. Name of registered holder (s) of security (as required by regulation 6A(b) or regulation 7(b))	Attached
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary fully paid shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct and indirect as per attached.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	8 February 2005

11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	29 April 2005
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	On market trade
14. Consideration (as required by regulation 10)	54,050 @AUD23 cents each 29/04/05 - paid
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Attached
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	Ordinary shares acquired

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	**Beneficial:** Attached
	Non Beneficial: Attached

Signature (as required by regulation 14) ______________________

ATTACHES TO NOTICE DATED 2 MAY 2005

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS - FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	Movement	After Change	Date of Change	Price
	No. of Shares		No. of Shares		
Ernest Geoffrey Albers	6,309,283	-	6,309,283		Entitled
BB Nominees Pty Ltd	251,966	54,050	306,016	29/04/05	AUD23¢
TOTAL	6,561,249	54,050	6,615,299		

Summary of Other Relevant Interests	Before Change	Movement	After Change	Date of Change	Price
	No. of Shares		No. of Shares		
Octanex NL	25,220,000	-	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	-	11,160,140		
TOTAL	36,380,140	-	36,380,140		

TOTAL	42,941,389	54,050	42,995,439



DISCLOSURE NOTICE
Disclosure of Directors and Officers Relevant Interests
(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F and G of this notice)	
Ongoing disclosure (completes part A, B, C, E, F, and G of this notice)	✓

B. Preliminary

1. Name	Leon Musca
2. Name of issuer	Cue Energy Resources Limited
NZX company code of issuer	CUE
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure	2 May 2005

C. Nature of relevant interest

6. Name of registered holder (s) of security (as required by regulation 6A(b) or regulation 7(b))	BB Nominees Pty Ltd
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary fully paid shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	8 Februaey 2005
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	29 April 2005
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	On market trade
14. Consideration (as required by regulation 10)	27,025 @AUD23 cents each 29/04/05
15. Number of securities held prior, set out by class and type (as required by regulation 8)	982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	27,025 ordinary share acquired

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	**Beneficial:** 982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 153,008 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
	Non Beneficial:

Signature (as required by regulation 14) ______________________



DISCLOSURE NOTICE
Disclosure of Directors and Officers Relevant Interests
(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F and G of this notice)	
Ongoing disclosure (completes part A, B, C, E, F, and G of this notice)	✓

B. Preliminary

1. Name	Richard Tweedie
2. Name of issuer	Cue Energy Resources Limited
NZX company code of issuer	CUE
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure	2 May 2005

C. Nature of relevant interest

6. Name of registered holder (s) of security (as required by regulation 6A(b) or regulation 7(b))	BB Nominees Pty Ltd
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary fully paid shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	8 February 2005
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	29 April 2005
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	On market trade
14. Consideration (as required by regulation 10)	27,025 @AUD23 cents each 29/04/05
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	27,025 ordinary shares acquired

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	**Beneficial:** 1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 153,008 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
	Non Beneficial: 18,150,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

Signature (as required by regulation 14) ______________________